================================================================================

                                   FORM 6-K/A
                                (AMENDMENT NO. 1)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001



                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)



                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           Form 20-F       X                    Form 40-F
                    ------------                          ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


             Yes                                  No         X
                 ------------                          ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  ------------

================================================================================

                                 CELESTICA INC.
                                   FORM 6-K/A
                                (AMENDMENT NO. 1)
                               MONTH OF MARCH 2001

         The Form 6-K/A dated March 2001 ("Form 6-K/A") previously filed by Celestica Inc., a corporation incorporated under the laws of the Province of Ontario, Canada ("Celestica"), is hereby amended as set forth below. This amendment does not modify any of the information previously reported on the Form 6-K/A.

         The following information reported on the Form 6-K/A is not incorporated by reference in Celestica's registration statements on Forms S-8 (Nos. 333-9500, 333-9822 and 333-9780) or on Forms F-3 (Nos. 333-12272 and
333-50240), or the prospectuses included therein, or any registration statement filed by Celestica with the Securities and Exchange Commission:

         (i) the Notice of Annual and Special Meeting of Shareholders and Management Information Circular and Proxy Statement, the text of which is attached to the Form 6-K/A as Exhibit 99.1;
         (ii) the Multiple Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached to the Form 6-K/A as Exhibit 99.2;
         (iii) the Subordinate Voting Shares Proxy for use at the Annual and Special Meeting of Shareholders, the text of which is attached to the Form 6-K/A as Exhibit 99.3; and
         (iv) Celestica's Annual Report for fiscal year 2000, the text of which is attached to the Form 6-K/A as Exhibit 99.4; PROVIDED, that the text under the following captions is incorporated by reference into such registration statements: "Management Discussion and Analysis," "Auditor's Report," "Consolidated Financial Statements" and "Notes to the Consolidated Financial Statements."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the Form 6-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       CELESTICA INC.




Date: May 10, 2001                      BY:  /s/ Elizabeth DelBianco
                                            -------------------------------
                                        Name: Elizabeth DelBianco
                                        Title: Vice President & General Counsel




                                        2